NorthWestern Corporation

125 South Dakota Avenue

Sioux Falls, South Dakota 57104

April 13, 2007

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Attention: Mr. Scott Anderegg, Staff Attorney

100 F Street NE

Washington, D.C. 20549

Re:	NorthWestern Corporation
Registration Statement on Form S-4
File No. 333-140959

Dear Mr. Anderegg:

On behalf of NorthWestern Corporation, the undersigned hereby requests that the above-referenced Registration Statement on Form S-4, as amended, be accelerated to become effective as of 8:00 a.m. EST on Wednesday, April 18, 2007, or as soon thereafter as possible.

In connection with this request, NorthWestern Corporation acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve NorthWestern Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) NorthWestern Corporation may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions on this request, please call Marci Winga of Leonard, Street and Deinard at (612) 335-1784.

Very truly yours,

NORTHWESTERN CORPORATION

By	/s/ Thomas J. Knapp
Thomas J. Knapp
Its	Vice President, General Counsel and Corporate Secretary